April 16, 2007

VIA EDGAR

Unites States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Senesco Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2006
File Number 001-31326

Dear Mr. Rosenberg:

This letter is being submitted in response to verbal comments received from the Securities and Exchange Commission (the “Commission”) on April 10, 2007, in connection with the Company’s original response to the Commissions comment letter dated February 23, 2007, regarding the above-referenced filing.

The Company acknowledges that

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Financial Statement, page F-1

Notes To Consolidated Financial Statements, page F-9

1 Principal Business Activity and Summary of Significant Accounting Policies, page F-9

1.                                      Refer to your response to comments one and two.  Please provide to us in disclosure type format a revised discussion of your patents that includes your new policy.  Also ensure that this discussion clarifies that the costs that you capitalize associated with these patents are internally generated costs to secure the patent.  Expand your discussion as it relates to what happens when patent applications are denied.

In response to the Commission’s comments, the Company intends to insert the following disclosure in its Notes to Consolidated Financial Statements — Principal Business Activity and Summary of Significant Accounting Policies for each of its Form 10-Q and Form 10-K.

“The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties.  Because the patents are the basis of the Company’s future revenue, the patent costs are capitalized.   The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years, however, due to the unique nature of each patent application, the actual length of time may vary.  If a patent application is denied, the associated cost of that application would be written off.  However, the Company has not had any patent applications denied as of this point in time.  Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

Patent costs are being amortized over a period of 17 years, the life of the patent.

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable.  Factors the Company considers important which could trigger an impairment review include the following:

•     significant negative industry trends

•     significant underutilization of the assets

•     significant changes in how the Company uses the assets or its plans for their use; and

•     changes in technology and the appearance of competing technology

If the Company’s review determines that the future discounted cash flows related to these assets will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives.  To date, the Company has not recorded any impairment of intangible assets.”

The Company hopes that the above responses will be acceptable to the Commission staff.

Please do not hesitate to contact me at (732) 296-8400 or fax me at (732) 296-9292 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Sincerely,

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer